UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
0-19022

(Check One): _X_ Form 10-K Form 20-F Form 11-K Form N-SAR
              Form N-CSR Form 10-Q Form 10-D

          For Period Ending: March 31, 2007
          [ ]Transition Report on Form 10-K
          [ ]Transition Report on Form 20-F
          [ ]Transition Report on Form 11-K
          [ ]Transition Report on Form 10-Q
          [ ]Transition Report on Form N-SAR
          For the Transition Period Ended:

Nothing in this form shall be construed to imply that
the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked
above, identify the Item(s) to which the notification relates:

PART I - REGISTRATION INFORMATION

GATEWAY TAX CREDIT FUND II LTD.
Full Name of Registrant

Former Name if Applicable

880 CARILLON PARKWAY
Address of Principal Executive Office

ST. PETERSBURG, FLORIDA 33716
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort
or expense and the registrant seeks relief pursuant to Rule 12b-25(b),
the following should be completed. (Check box if appropriate)

        (a)   The reasons described in reasonable detail in Part III of
              this form could not be eliminated without unreasonable effort
              or expense;

X   (b)   The subject annual report, semi-annual report, or transition
              report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, Form N-CSR,
              or portion thereof, will be filed on or before the fifteenth
              calendar day following the prescribed due date; or the subject
              quarterly report or transition report on Form 10-Q, or subject
              distribution report on Form 10-D or portion thereof will be filed on
              or before the fifth calendar day following the prescribed due date;
              and

        (c)   The accountant's statement or other exhibit required
              by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 20-F, Form
11-K, Form N-SAR, Form N-CSR, Form 10-Q, or Form 10-D, or the transition report
or portion thereof, could not be filed within the prescribed time
period. (Attach Extra Sheets if Needed)

    1) The registrant could not complete its annual report on Form 10-K for the
       fiscal year ended March 31, 2007 on a timely basis due to matters
       pertaining to completing the annual audit. We believe these matters will
       be resolved and the report will be issued in the next 15 days or less.

                                                                  SEC 1344 (11-91)

PART IV - OTHER INFORMATION

(1)   Name and telephone number of person to contact in
         regard to this notification

         Jonathan Oorlog   (727) 567-1684
            (Name)   (Area Code)(Telephone Number)

(2)   Have all other periodic reports required under
         Section 13 or 15(d) of the Securities Exchange
         Act of 1934 or Section 30 of the Investment
         Company Act of 1940 during the preceding 12
         months or for such shorter period that the
         registrant was required to file such report(s)
         been filed? If answer is no, identify report(s).
         X   Yes   No

(3)   Is it anticipated that any significant change in
         results of operations from the corresponding
         period for the last fiscal year will be
         reflected by the earnings statements to be
         included in the subject report or portion thereof?
         Yes   No X

    If so, attach an explanation of the anticipated change,
    both narratively and quantitatively, and, if appropriate,
    state the reasons why a reasonable estimate of the results
    cannot be made.

                GATEWAY TAX CREDIT FUND II LTD.
            (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the
undersigned hereunto duly authorized.

Date: June 29, 2007   By: /s/ Ronald M. Diner
                                    Ronald M. Diner, President
                                    Raymond James Tax Credit Funds, Inc.